NICOLET BANKSHARES, INC.

111 NORTH WASHINGTON STREET

GREEN BAY, WISCONSIN 54301

(920) 430-1400

April 13, 2018

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness

Nicolet Bankshares, Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-224168

Ladies and Gentlemen:

The Company hereby requests that the effectiveness of the Company’s Registration Statement on Form S-3 (Registration No. 333-224168) (the “Registration Statement”) be accelerated so that it may become effective at 4:30 p.m., Eastern time, on April 16, 2018, or as soon thereafter as practicable.

We respectfully request that the Company be notified of such effectiveness by a telephone call or email to the Company’s counsel, Robert D. Klingler of Bryan Cave Leighton Paisner LLP, who can be reached at (404) 572-6639, email robert.klingler@bclplaw.com.

NICOLET BANKSHARES, INC.

By: /s/ Ann K. Lawson
Ann K. Lawson
Chief Financial Officer